May 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn: Bradley Ecker

Re:	Hyperscale Data, Inc. Registration Statement on Form S-1 Filed April 25, 2025 File No. 333-286740

Dear Mr. Ecker:

On behalf of Hyperscale Data, Inc. (the “Company”), we are filing through EDGAR one complete copy of Amendment No. 1 to the Company’s Registration Statement on Form S-1/A (the “Amendment”), for the registration of shares of the Company’s Class A Common Stock, par value $0.001 per share (“Common Stock”).

Per discussions with you, the Amendment reflects the Company’s removal of the shares of Common Stock underlying the 15% convertible note in the principal face amount of $4,909,411 (the “Convertible Note”) for registration that was described in the Company’s Registration Statement on Form S-1 filed on April 25, 2025. In addition, the Amendment reflects the responses that the Company provided to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter filed through EDGAR on May 8, 2025.

We believe we have been responsive to the Staff’s comments. Subject to hearing any additional comments from the Staff, the Company is aiming to declare the Registration Statement effective as soon as possible. In accordance with the Company’s plan to declare the Registration Statement effective as soon as possible, we would appreciate any additional comments at your earliest convenience. Please direct any questions concerning this letter to the undersigned at (212) 451-2252 or KSchlesinger@olshanlaw.com.

Sincerely,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger

Cc:	Henry Nisser, President, General Counsel and Director

Spencer G. Feldman, Esq.